UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.7)*

OceanPal Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y6430L202
(CUSIP Number)

Attn: Mr. Anastasios Margaronis Pendelis 16, 175 64 Palaio Faliro Athens, Greece + 30-210-9470-100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

February 16, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y6430L202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anastasios Margaronis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[x]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

609,905

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

609,905

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,905

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.57%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y6430L202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anamar Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[x]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

609,905

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

609,905

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,905

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.57%

14.	TYPE OF REPORTING PERSON

CO

EXPLANATORY NOTE
This Amendment No. 7 (the “Amendment No. 7”) to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 13, 2021 (the “Schedule 13D”) as amended on October 6, 2023, October 16, 2023, October 18, 2023, November 24, 2023, December 15, 2023 and January 22, 2024, filed by the Reporting Persons (as defined below) related to the shares of common stock, par value $0.01 per share (the “Shares”), of OceanPal Inc. (the “Issuer”).
This Amendment No. 7 is being filed to report an increase in the percentage ownership of Shares the Reporting Persons may be deemed to beneficially own through its ownership of the Issuer’s Series D Preferred Stock which may be converted into Shares of the Issuer at the Reporting Person’s option (subject to certain ownership restrictions contained in the Series D Preferred Stock statement of designation) as a result of a change in the Series D Preferred Stock’s conversion price.

Item 1.	Security and Issuer.

This amended Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of OceanPal Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This amended Schedule 13D is being filed on behalf of Anastasios Margaronis (“Margaronis”), a citizen of Greece, and Anamar Investments Inc., a Marshall Islands corporation (“Anamar”). Margaronis and Anamar are collectively referred to as the “Reporting Persons.” Margaronis may be deemed to beneficially own all of the issued and outstanding shares of Anamar, as the result of Margaronis’ ability to control the vote and disposition of such shares.

The principal business address for the Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

To the best of the Reporting Persons’ knowledge, the Reporting persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As partial consideration for the Issuer’s purchase of the m/v Baltimore and m/v Melia from Diana Shipping Inc. (“Diana Shipping”), the Issuer issued shares of its 7.0% Series D Cumulative Convertible Perpetual Preferred stock (the “Series D Preferred Stock”) to Diana Shipping. Diana Shipping exercised its right to convert shares of the Series D Preferred Stock into shares of the Issuer’s Shares in accordance with the Statement of Designations defining the rights, terms and preferences of the Series D Preferred Stock. Diana Shipping distributed on December 15, 2022 and June 9, 2023, respectively, all of the common shares issued upon the conversion of certain shares of Series D Preferred Stock to its common shareholders (other than those electing to receive shares of Series D Preferred Stock) of record as of the respective distribution record dates (the “Record Dates”), on a pro rata basis (both distributions referred to as the “Distributions”). In connection with the Distributions, Diana Shipping allowed its common shareholders of record as of the Record Date to elect to receive the number of shares of Series D Preferred Stock allocable to such shareholder instead of the Shares.

The Reporting Persons, as common shareholders of Diana Shipping as of the Record Dates, elected to receive their Diana Shipping distribution in shares of Series D Preferred Stock. The Reporting Persons may be deemed to have beneficial ownership of Shares through their ownership of Series D Preferred Stock which may be converted into common shares at the Reporting Persons’ option, subject to certain ownership restrictions contained in the Series D Preferred Stock’s statement of designation, including that shares of the Series D Preferred Stock shall not be convertible into the Issuer’s common shares to the extent that such conversion would result in the Reporting Persons becoming the beneficial owner of more than 49% of the total issued and outstanding common Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares in connection with the Distributions as described herein solely for investment purposes. The Reporting Persons, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer’s management, the members of the Issuer’s Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of February 21, 2024, the Issuer had 7,451,977 Shares outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Shares:

Anamar is the record holder of 1,394 shares of Series D Preferred Stock, convertible into an aggregate of 609,905 Shares, representing 7.57% of the Issuer’s issued and outstanding Shares, which Margaronis indirectly may be deemed to beneficially own, as the result of his ability to control the vote and disposition of such entity.

Anamar has the sole power to vote or direct the vote of 0 shares and has the shared power to vote or direct the vote of 609,905 Shares. Margaronis has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 609,905 Shares.

(c.) Except as set forth in this Item 5, no transactions in the Shares were effected by the Reporting Persons during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement (previously filed).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 22, 2024
(Date)

Anamar Investments Inc.

By	/s/ Anastasios Margaronis
Anastasios Margaronis
Principal

/s/ Anastasios Margaronis
Anastasios Margaronis

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).